SECURITIES  ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 20930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIAD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, 11th Floor
(No. And Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bill Vohrer (212) 349-8060
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Linden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAD SECURITIES CORP., as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Registered Principal
Title

[signature]
Notary Public

CYNTHIA DEMARCO
Notary Public, State of New York
No. 01DE5057091
Qualified in New York County
Commission Expires March 18, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

TRIAD SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Triad Securities Corp.:

We have audited the accompanying statement of financial condition of Triad Securities Corp. (the "Company") as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Triad Securities Corp. as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.


Fulvio & Associates, LLP

New York, New York
July 30, 2012

TRIAD SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash	$ 1,563,390
Deposits with clearing brokers	600,000
Commissions receivable from clearing brokers	755,694
Fixed assets (less accumulated depreciation of $437,553)	52,254
Other assets	192,390
TOTAL ASSETS	$ 3,163,728

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued bonus payable	$ 1,328,350
Due to affiliate	117,087
Accounts payable and accrued expenses	382,929
TOTAL LIABILITIES	1,828,366
Stockholders' Equity:	
Common stock, no par value, 200 shares authorized, issued and outstanding	24,950
Additional paid-in capital	208,088
Retained earnings	1,102,324
TOTAL STOCKHOLDERS' EQUITY	1,335,362
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,163,728

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Triad Securities Corp. (the "Company") was incorporated in New York on July 8, 1976. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is located in New York City, NY. The Company acts primarily as an introducing broker forwarding transactions to two other FINRA members on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In addition, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 for its commission recapture/rebate program. Accordingly, the Company established and maintains a "Special Account for the Exclusive Benefit for Customers." This account is required to be funded in an amount equal to or exceeding any payables associated with the commission recapture/rebate program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: The Company receives commission income in accordance with the terms of its agreements with clearing broker-dealers. Commission income and related expenses are recognized on a trade-date basis.

Equipment: Equipment is depreciated using the declining balance method over their estimate useful lives, ranging from five to seven years.

Leasehold Improvements: Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of seven years or the term of the lease.

Income Taxes: The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and New York State law. Accordingly, the Company is not subject to Federal and State income taxes. The Company is subject to New York City income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Fair Value Measurements: Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

NOTE 3 - LEASE COMMITMENTS

On August 1, 2008, the Company extended its non-cancelable operating lease for its principal premises through July 31, 2015. The first month of rent, in each successive twelve month period under the lease, is eligible for abatement provided the Company does not default under any provision of the lease. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Minimum annual rentals under the renewed non-cancelable lease are as follows:

Year ending June 30,	
2013	$ 728,552
2014	694,115
2015	714,936
2016	59,723
Total	$ 2,197,326

These amounts do not consider the eligible abatements, and do not reflect the lease additions included in Note 11.

Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the fiscal year ended June 30, 2012 was $627,998, which is included in general and administrative expenses on the statement of operations.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $250,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At June 30, 2012, the Company had net capital of $2,419,068 and $2,169,068 of excess net capital.

NOTE 5 - CONCENTRATION OF RISK

The Company maintains cash balances with a financial institution which, at times, may exceed the FDIC insurable limit.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is affiliated with Triad Securities Limited ("TSL") through common ownership. The Company has a support agreement in place, on a month to month basis, to receive or provide marketing, customer support, advisory, and financial services from or to TSL for an agreed upon fee. Either party may terminate this agreement by giving one month's prior written notice. For the year ended June 30, 2012, TSL earned net fees of $100,000 from the company, which was part of $117,087 and is included on the statement of financial condition as due to affiliate as of June 30, 2012.

NOTE 7 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company clears all its securities transactions including their own customer transactions through their clearing brokers, Penson Financial Services, Inc., and Boardcort Inc., pursuant to the clearance agreements. Commissions receivable from clearing brokers on the statement of financial condition is from these brokers.

As part of these agreements with its clearing brokers, the Company maintains good faith deposits totaling $600,000, which are included on the statement of financial condition. The deposits with the clearing brokers consist of cash.

NOTE 8 - FIXED ASSETS

Details of fixed assets at June 30, 2012 are as follows:

Computer equipment	$ 423,687
Furniture	3,510
Leasehold improvements	62,610
Total fixed assets, at cost	489,807
Less: accumulated depreciation	437,553
Net fixed assets	$ 52,254

NOTE 9 - RETIREMENT PLANS

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year the Company has the option of making discretionary contributions. There was no contribution made for the year ended June 30, 2012.

NOTE 10 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by insuring that the customers' transactions are executed properly by the clearing broker-dealers.

NOTE 11 - SUBSEQUENT EVENTS

On December 23, 2010, the Company entered into an additional lease for expansion space at its principal premises. Pursuant to the lease agreement, the expansion lease commitment's commencement date is contingent upon the completion date of the construction, which is slated to be in August 2012. Once the construction is substantially completed, the lease will commence for a duration of eight years. The Company's annual commitment will escalate from $153,240 to $195,641 by the eighth year.

The Company has determined that no additional material events or transactions occurred subsequent to June 30, 2012, and through July 30, 2012, the date the Company's financial statements were available for issuance, that would require adjustments to and/or additional disclosure in the Company's financial statements.